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                             March 15, 2024

       Jeremy Smeltser
       Chief Financial Officer
       Spectrum Brands Holdings, Inc.
       3001 Deming Way
       Middleton, WI 53562

                                                        Re: Spectrum Brands
Holdings, Inc.
                                                            Form 10-K for
Fiscal Year Ended September 30, 2023
                                                            Filed November 21,
2023
                                                            File No. 001-04219

       Dear Jeremy Smeltser:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended September 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measurements, page 34

   1. We note that you present consolidated Adjusted EBITDA Margin, but do not present the most directly
comparable GAAP measure, net income margin, with equal or greater prominence. In future
filings, for each non-GAAP financial measure you present, please present the most
directly comparable GAAP measure with equal or greater prominence in accordance with Item
10(e)(1)(i)(A) of Regulation S-K. This comment also applies to
                                                        Exhibit 99.1 of Form
8-K filed February 8, 2024.
   2. Your non-GAAP measure, consolidated Adjusted EBITDA, excludes items identified as
                                                        Tristar business
acquisition, HPC brand portfolio transitions, global ERP transformation, other project costs,
unallocated shared costs, legal and environmental, early settlement of foreign currency cash
flow hedges, HPC product disposal, and HPC product recall. Please describe to us the
specific nature of the costs reflected in each of these adjustments and
 Jeremy Smeltser
Spectrum Brands Holdings, Inc.
March 15, 2024
Page 2
         explain to us how you determined that these adjustments are appropriate based on the guidance in Question 100.01 of the Division of Corporation Finance Compliance
         & Disclosure Interpretations on Non-GAAP Financial Measures. This comment also applies to the consolidated Adjusted EBITDA and Adjusted Diluted EPS measures appearing in Exhibit 99.1 of Form 8-K filed February 8, 2024, as applicable.
Consolidated Results of Operations, page 40

3. In future filings, please expand your disclosures to quantify the reasons identified for the changes between periods in both your consolidated results of operations and segment financial data on page 41. To the extent that there is more than one business reason for the change between periods, please quantify the incremental impact of each individual reason discussed on the overall change. Refer to Item 303(b) of Regulation S-K for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Martin James at 202-551-3671 with any questions.



FirstName LastNameJeremy Smeltser                              Sincerely,
Comapany NameSpectrum Brands Holdings, Inc.
                                                               Division of
Corporation Finance
March 15, 2024 Page 2                                          Office of
Manufacturing
FirstName LastName